SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-07395                          October 15, 2004

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     Growth Trust

4. Address of principal place of business (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
Growth Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Growth Portfolio and Growth Trends Portfolio of Growth Trust (the Portfolios) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2004 and during the period from January 31, 2004 (the date of our last examination) through July 31, 2004. Management is responsible for the Portfolios' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2004 and for the period from January 31, 2004 through July 31, 2004, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2004 and for the period from January 31, 2004 through July 31, 2004 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Portfolios and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




/s/ KPMG LLP
--------------
    KPMG LLP
    Minneapolis, MN
    October 15, 2004

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



     We, as members of management of Growth Portfolio and Growth Trends Portfolio of Growth Trust (the Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2004 and from January 31, 2004 through July 31, 2004.

     Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2004 and from January 31, 2004 through July 31, 2004, with respect to securities reflected in the investment account of the Portfolios.



     AMERICAN EXPRESS FINANCIAL CORPORATION




By:  /s/ Jeffrey P. Fox
     --------------------
         Jeffrey P. Fox, Vice President-Investment Accounting